

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

<u>Via Email</u>
Mr. Stacy J. Smith
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

      Re: Intel Corporation
              Form 10-K for the Fiscal Year Ended December 29, 2012
              Filed February 19, 2013
              Form 10-Q for the Quarterly Period Ended March 30, 2013
              Filed April 29, 2013
              File No. 000-06217

Dear Mr. Smith:

      We have reviewed your response dated May 15, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 35</u>

1.   We note your responses to prior comment 5 of our letter dated March 29, 2013 and prior comment 2 of our letter dated May 3, 2013 which indicated that more than half of your cash and cash equivalents, short-term investments and trading assets is held by your foreign subsidiaries. Given the significance of the cash and cash equivalents held at your foreign subsidiaries as well as the fact that a majority of your short-term investments and a substantial percentage of your trading assets are held at foreign subsidiaries, in future filings, to provide investors with a clearer understanding of the company's overall liquidity position, please revise your proposed disclosure to include the amounts of, or a

measure (e.g., percentage of the reported balance sheet amounts) of, your cash and cash equivalents, short-term investments, and trading assets held at non-U.S. entities. Please quantify the amount of your cash and cash equivalents, short-term investments and trading assets held by your foreign subsidiaries that is available for repatriation to the U.S. and indicate, if true, that applicable taxes have been accrued.

2.   Further, to the extent that there are any concentrations of cash and cash equivalents, short-term investments or trading assets in any one or more particular foreign jurisdictions, please include a quantified discussion of these concentrations and any related risks to your liquidity position.

3.   In future filings, please revise the accounting policy note of your financial statements to clearly describe the instruments you include as cash equivalents on your balance sheet.

Form 10-Q for the Quarterly Period Ended March 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

4.   Further to your response to prior comment 4, while we note that you only account for the post-PRQ Haswell units as inventory, please cite the accounting literature upon which you relied in determining how to account for the pre-PRQ Haswell units. Tell us whether you considered the guidance in FASB ASC 730-10-55-1 and 55-2 in your accounting. Explain to us why you expense the costs related to these units. Describe to us in more detail the stage of completion/development of these pre-PRQ units and whether they are preproduction prototypes or whether the units have gone into an early phase of commercial production.

5.   In that regard, while we note your response regarding the uncertainty of the product qualifying for PRQ, your disclosure states that during the second quarter of fiscal 2013 your gross margin *will be* favorably impacted by approximately two percentage points as additional platform variations of Haswell qualify for sale and you begin selling previously written-off inventory. If you expect to be able to sell this "inventory," then please explain why you believe that it is appropriate to write off the cost in the first quarter.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant